                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                      Dynamic Healthcare Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    267927101
               -------------------------------------------------
                                 (CUSIP Number)

                      Bret R. Maxwell, 233 S. Wacker Drive,
                 Suite 9500, Chicago, IL 60606 (312)258-1400 and
                         Daniel Raynor, 60 Madison Ave.,
                  Suite 701, New York, NY 10010 (212) 949-6262
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 5, 2001
               -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 267927101
------------------------                                ------------------------
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Riverside Partnership      36-4051881

--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|


--------------------------------------------------------------------------------

     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

             AF, BK
--------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(D) OR 2(E)                                              |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Illinois
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                        847,401 *

                           -----------------------------------------------------
                             8      SHARED VOTING POWER
                                        0

                           -----------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
                                        847,401 *
 NUMBER OF SHARES
   BENEFICIALLY            -----------------------------------------------------
  OWNED BY EACH             10      SHARED DISPOSITIVE POWER
 REPORTING PERSON                       0
       WITH
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               847,401 *

--------------------------------------------------------------------------------
    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.4%

--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                      PN

--------------------------------------------------------------------------------
            *SEE ITEM 5 HEREOF.

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 267927101
------------------------                                ------------------------
--------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Argentum Capital Partners, L.P.  13-3444776

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   |_|

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                        385,251 *

                          ------------------------------------------------------
                             8      SHARED VOTING POWER
                                        0
                          ------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
  NUMBER OF SHARES                      385,251 *
   OWNED BY EACH          ------------------------------------------------------
   BENEFICIALLY             10      SHARED DISPOSITIVE POWER
 REPORTING PERSON                       0
      WITH
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               385,251 *
--------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                |_|
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.7%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               PN
--------------------------------------------------------------------------------
        *SEE ITEM 5 HEREOF.

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 267927101
------------------------                                ------------------------
--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Walter Barandiaran
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable
--------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Peru
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                        28,000 *
                          ------------------------------------------------------
                             8      SHARED VOTING POWER
                                        867,285 *
                          ------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
  NUMBER OF SHARES                      28,000 *
    BENEFICIALLY          ------------------------------------------------------
   OWNED BY EACH            10      SHARED DISPOSITIVE POWER
  REPORTING PERSON                      867,285 *
       WITH
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               895,285 *
--------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                |_|
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.1%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN
--------------------------------------------------------------------------------
              *SEE ITEM 5 HEREOF.

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 267927101
------------------------                                ------------------------
--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Daniel Raynor

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable
--------------------------------------------------------------------------------

  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                        9,168 *
                         -------------------------------------------------------
                             8      SHARED VOTING POWER
                                        867,285 *
                         -------------------------------------------------------

                             9      SOLE DISPOSITIVE POWER
                                        9,168 *
 NUMBER OF SHARES
   BENEFICIALLY          -------------------------------------------------------
  OWNED BY EACH             10      SHARED DISPOSITIVE POWER
 REPORTING PERSON                       867,285 *
      WITH
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               876,453 *
--------------------------------------------------------------------------------
 12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 |_|
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.8%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN
--------------------------------------------------------------------------------
            *SEE ITEM 5 HEREOF.

                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO. 267927101
------------------------                                ------------------------
--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Bret R. Maxwell
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable
--------------------------------------------------------------------------------

  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                        8,634 *
                         -------------------------------------------------------
                             8      SHARED VOTING POWER
                                        847,401 *
                         -------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER
    NUMBER OF SHARES                    8,634 *
      BENEFICIALLY       -------------------------------------------------------
     OWNED BY EACH          10      SHARED DISPOSITIVE POWER
    REPORTING PERSON                    847,401 *
         WITH
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               858,036 *
--------------------------------------------------------------------------------
 12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 |_|
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.6%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN
--------------------------------------------------------------------------------
            *SEE ITEM 5 HEREOF.

THIS SCHEDULE AMENDS A SCHEDULE 13D DATED DECEMBER 5, 1995, AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D DATED DECEMBER 29, 1995, AMENDMENT NO. 2 TO
SCHEDULE 13D DATED SEPTEMBER 26, 1996 AND AMENDMENT NO. 3 TO SCHEDULE 13D DATED JULY 29, 1998.

                           Item 1. Security and Issuer

     This Schedule 13D is filed with respect to shares of Common Stock ("Common Stock") of Dynamic Healthcare Technologies, Inc., a Florida corporation (the "Company"). The Company's principal executive offices are located at 615 Crescent Executive Court, Fifth Floor, Lake Mary, Florida 32746.

                        Item 2. Identity and Background.

     This Schedule 13D is filed on behalf of Argentum Capital Partners, L.P., a Delaware limited partnership ("ACP"), Riverside Partnership, an Illinois general partnership ("Riverside"), Walter Barandiaran ("Barandiaran"), Bret R. Maxwell ("Maxwell"), and Daniel Raynor ("Raynor"). (ACP and Riverside will be referred to collectively as the "Entity Filing Parties" and the Entity Filing Parties, Barandiaran, Maxwell and Raynor will be referred to collectively as the "Filing Parties"). Maxwell and Riverside maintain their principal offices at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 ("Suite 9500"). ACP, Barandiaran and Raynor maintain their principal offices at 60 Madison Avenue, Suite 701, New York, New York 10010 ("60 Madison"). The principal business of each of the Filing Parties is venture capital and private equity investment.

     Riverside has five general partners, including Riverside L.L.C., an Illinois limited liability company ("RLLC"). The other general partners have no economic beneficial interest in the equity securities of the Company, nor do they have any right to control the voting or disposition thereof. Each of the general partners of Riverside is controlled through one or more partnerships, except RLLC, which is controlled by its manager, First Analysis Corporation, a Delaware corporation ("FAC").

     In this Schedule 13D, the persons who have or share control of a partnership after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." ACP is controlled by its general partner, BR Associates, Inc., which is controlled by Barandiaran and Raynor. Barandiaran and Raynor each own 50% of and serve as the sole directors of BR Associates, Inc. Raynor is Chairman and Barandiaran is President of BR Associates, Inc. The ultimate general partners of RLLC are FAC, Maxwell, EVF II Venture Partners ("EVF II"), Argentum Environmental Corporation ("AEC") and Schneur Z. Genack, Inc. ("SZG").

     (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general partner of Riverside, and on behalf of Maxwell personally, each of whom maintains Suite 9500 as his principal business address:

         Name                           Affiliation with FAC
         ----                           --------------------
         F. Oliver Nicklin, Jr.         President, Chief Executive Officer and Director



         Bret R. Maxwell                Vice Chairman

     Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

     (a), (b) and (c) (con't). Each of AEC and SZG maintains its business address at 227 Hollywood Crossing, Lawrence, New York 11559 ("Hollywood Address"). The persons who take actions on behalf of AEC and SZG with respect to their functioning as ultimate general partners of Riverside are SZG, Raynor and Barandiaran. Each of Raynor and Barandiaran is principally employed as an executive of The Argentum Group ("TAG") and maintains his business address at 60 Madison. TAG's principal business is merchant banking. Genack is principally employed as a private investor and maintains his business address at the Hollywood Address.

     (a), (b) and (c) (con't). EVF II maintains its business address at 6065 Shelter Bay Ave., Mill Valley, California 94941 (the "EVF II Address"). The person who takes actions on behalf of EVF II with respect to its functioning as an ultimate general partner of Riverside is Charles A. Hamilton ("Hamilton"). Hamilton is principally employed as a private equity investor. Hamilton maintains his principal business address at the EVF II Address. EVF II's principal business is venture capital and private capital investment.

     (d) and (e) None of the Filing Parties or their general partners and, to the best of each Filing Party's knowledge, none of the persons listed in the responses to Items 2(a), (b) or (c) above has, during the last five years, been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) Each of F. Oliver Nicklin, Jr., Maxwell and Raynor is a citizen of the United States. Barandiaran is a citizen of Peru. To the best of each Filing Party's knowledge, each of the other natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States.

           Item 3. Source and Amount of Funds or Other Consideration.

     All of the funds invested by ACP in the Company were obtained from capital contributions made by their respective partners. All of the funds invested by Barandiaran, Maxwell and Raynor in the Company were personal funds or funds in personal retirement plans.

     All of the funds invested by Riverside in the Series C Preferred (as defined below) of the Company were obtained through loans (the "Loans") from LaSalle Bank National Association, a national banking association (the "Bank"), pursuant to a Secured Revolving Loan Agreement dated October 31, 2000, between the Bank and RLLC, a copy of which is attached to this Schedule as Exhibit G. Riverside received its Common Stock in the form of in-kind contributions from partners in Riverside. Riverside pledged its interest in the Company's securities to secure repayment of the Loans pursuant to a Pledge Agreement dated October 31, 2000, a copy of which is attached to this Schedule as Exhibit H. The loaned funds were contributed to Riverside by RLLC in consideration of a preferred partnership interest in Riverside.

                         Item 4. Purpose of Transaction.

     The securities of the Company held by the Filing Parties were purchased as an investment. One or more of the Filing Parties may, in the future, purchase additional securities of the Company or dispose of securities of the Company, subject to the terms and conditions of the Merger Agreement (as defined below) and related documents.

     The Company has entered into an Agreement and Plan of Merger dated as of September 5, 2001 ("Merger Agreement") a copy of which is attached to this Schedule as Exhibit I, with Cerner Corporation, a Delaware corporation ("Cerner") and Cerner Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Cerner ("Merger Sub"). Pursuant to the terms and subject to the conditions of the Merger Agreement, the Company will merge with and into the Merger Sub ("Merger"). Upon the consummation of the Merger, the duly issued and outstanding shares of Common Stock owned by the shareholders of the Company will be converted into the right to receive shares of Cerner Common Stock. Upon the consummation of the Merger, the Company's Preferred Stock will be redeemed for cash.


                  Item 5. Interest in Securities of the Issuer.

     (a) (i) Each of the other Filing Parties owns the number of shares of Common Stock and other securities of the Company described below:

           (A) Riverside - 570,067 shares of Common Stock; Warrants expiring July 29, 2003 to purchase shares of Common Stock at $6.75 per share ("Warrants") currently exercisable with respect to 64,000 shares of Common Stock, subject to certain anti-dilution protections; and 640,000 shares of the Company's Series C 8% Redeemable Convertible Preferred Stock (the "Series C Preferred"), each share of which is convertible into one-third of a share of Common Stock, subject to certain anti-dilution protections. Subject to the assumptions described below, Riverside owns 12.4% of the Common Stock.

           (B) ACP - 259,584 shares of Common Stock; 29,000 Warrants; and 290,000 shares of Series C Preferred. Subject to the assumptions described below, ACP owns 5.7% of the Common Stock.

           (C) Barandiaran - 14,000 shares of Common Stock through an individual retirement account. Barandiaran controls the voting and disposition of an additional 14,000 shares of Common Stock held in an individual retirement account for the benefit of his spouse pursuant to a power of attorney. Subject to the assumptions described below, Barandiaran owns 12.1% of the Common Stock.

           (D) Raynor - 7,167 shares of Common Stock, a stock purchase warrant that currently is 80% exercisable to purchase 1,667 shares of Common Stock at an exercise price of $6.375 per share ("Raynor Warrant I") and a stock purchase warrant that currently is 40% exercisable to purchase 1,667 shares of Common Stock at an exercise price of $1.53 per share ("Raynor Warrant II"). Raynor Warrant I expires on the earlier of June 10, 2004 or the date he is no longer a member of the Board of the Company. Raynor Warrant II expires on the earlier of June 7, 2006 or the date he is no longer a member of the Board of the Company Subject to the assumptions described below, Raynor owns 11.8% of the Common Stock.

           (E) Maxwell - 8,633 shares of Common Stock, a stock purchase warrant that currently is 80% exercisable to purchase 1,667 shares of Common Stock at an exercise price of $6.375 per share ("Maxwell Warrant I") and a stock purchase warrant that currently is 40% exercisable to purchase 1,667 shares of Common Stock at an exercise price of $1.53 per share ("Maxwell Warrant II") Maxwell Warrant I expires on the earlier of June 10, 2004 or the date he is no longer a member of the Board of the Company. Maxwell Warrant II expires on the earlier of June 7, 2006 or the date he is no longer a member of the Board of the Company. Subject to the assumptions described below, Maxwell owns 11.6% of the Common Stock.

     In addition, TAG holds a currently exercisable warrant to purchase 58,333 shares of Common Stock at an exercise price of $3.00 per share (the "TAG Warrant"). The TAG Warrant expires on December 4, 2002. Subject to the assumptions described below, TAG owns 0.9% of the Common Stock.

     All of the above percentages are computed assuming the exercise of the Warrants and the TAG Warrant, the exercise of 80% of the Raynor Warrant I, the exercise of 80% of the Maxwell Warrant I, the exercise of 40% of the Raynor Warrant II, the exercise of 40% of the Maxwell Warrant II, and the conversion into Common Stock of the Series C Preferred held by the particular Filing Party but no exercise of warrants or options or conversion of any convertible security by any other Filing Party or any other person.

     (ii) By reason of its status as an ultimate general partner of Riverside, FAC may be deemed to be the indirect beneficial owner of 847,401 shares of Common Stock, or 12.4% of such shares. By reason of his status as an ultimate general partner of Riverside, Maxwell may also be deemed to be the indirect beneficial owner of such shares. By reason of his status as the largest stockholder of FAC, F. Oliver Nicklin, Jr. may also be deemed to be the indirect beneficial owner of such shares. When the 847,401 shares referred to in the first sentence of this paragraph are combined with the 8,634 shares owned by Maxwell directly and the 2,001 shares purchasable under the Maxwell Warrant I and the Maxwell Warrant II, of which Maxwell is deemed to be the beneficial owner, Maxwell may be deemed to be the beneficial owner of 858,036 shares of Common Stock, or 11.6% of such shares.

     By reason of their status as controlling persons of ACP, TAG and AEC and by reason of AEC's status as an ultimate general partner of Riverside (and its beneficial interest in the securities of the Company pursuant to the partnership agreement of Riverside), each of Barandiaran and Raynor may be deemed to be the indirect beneficial owners of 867,285 shares of Common Stock, or 11.7% of such shares. When these shares are combined with the 14,000 shares of Common Stock owned by Barandiaran through his individual retirement account and the 14,000 shares of Common Stock held by an individual retirement account for the benefit of his spouse and controlled by Barandiaran pursuant to a power of attorney, Barandiaran may be deemed to be the beneficial owner (directly with respect to the shares owned by his individual retirement account and indirectly as to the balance) of 895,285 shares of Common Stock, or

12.1% of such shares. When the 867,285 shares referred to in the first sentence of this paragraph are combined with the 7,167 shares owned by Raynor directly and the 2,001 shares purchasable under the Raynor Warrant I and the Raynor Warrant II of which Raynor is deemed to be the beneficial owner, Raynor may be deemed to be the beneficial owner of 876,453 shares of Common Stock, or 11.8% of such shares.

     By reason of EVF II's, AEC's and SZG's status as ultimate general partners of Riverside (and their beneficial interest in the securities of the Company pursuant to the partnership agreement of Riverside), EVF II, AEC, SZG and their controlling persons may be deemed to be the indirect beneficial owners of 423,701 shares of Common Stock, or 6.2% of such shares.

     (iii) Each of the Filing Parties disclaims beneficial ownership of all shares described herein except those shares that are owned by the Filing Party directly or through an individual retirement account for his benefit. The Filing Parties understand that each of the other persons named as an officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares described herein.

     Each of the Filing Parties disclaims the existence of a "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

     (b) (i) Subject to the conversion of the Series C Preferred and the exercise of the Warrants, ACP has the sole power to dispose of and to vote 385,251 shares of Common Stock. Subject to the exercise of the TAG Warrant, TAG has the sole power to dispose of and to vote 58,333 shares of Common Stock. Barandiaran and Raynor may be deemed to share the power to dispose of and to vote such shares of Common Stock.

     (ii) Subject to the conversion of the Series C Preferred and the exercise of the Warrants, Riverside has the sole power to dispose of and to vote 847,401 shares of Common Stock. FAC and Maxwell may be deemed to share the power to dispose of and to vote all of such shares and EVF II, NEC and SZG may be deemed to share the power to dispose of and to vote 423,701 of such shares.

     (iii) Barandiaran has the sole power to vote and dispose of the 14,000 shares of Common Stock held by his individual retirement account and the 14,000 shares of Common Stock held by the individual retirement account for the benefit of his spouse.

     (iv) Raynor has the sole power to vote and dispose of the 7,167 shares of Common Stock held by him individually and the sole power to dispose of the Raynor Warrant.

     (v) Maxwell has the sole power to vote and dispose of the 8,634 shares of Common Stock held by him individually and the sole power to dispose of the Maxwell Warrant.

     (c)  None.

     (d)  None.

     (e)  None.

        Item 6. Contracts, Arrangements, Understandings or Relationships
                    With Respect to Securities of the Issuer.

     In conjunction with the Merger Agreement, ACP and Riverside as shareholders of Series C Preferred of the Company entered into a Shareholder Agreement dated as of September 5, 2001 ("Shareholder Agreement") in the form attached to this Schedule a Exhibit J. Pursuant to the terms of the Shareholder Agreement, ACP and Riverside have agreed to vote all of their Series C Preferred stock in favor of the approval and adoption of the Merger Agreement, the Merger, and any other transactions or matters contemplated by the Merger Agreement, and any actions required in furtherance thereof. In order to secure the obligations under the Shareholder Agreement, ACP and Riverside each executed an Irrevocable Proxy in the form attached to this Schedule a Exhibit K.

     ACP and Riverside are holders of certain rights to require registration of the shares of Common Stock underlying their shares of Series C Preferred. ACP and Riverside have unlimited "piggyback" registration rights with respect to Common Stock on terms and conditions that are customary in transactions of this nature. The Warrants also contain demand and "piggyback" registration rights on substantially the same terms and conditions as the Series C Preferred. The TAG Warrant contains "piggyback" registration rights with respect to the underlying shares of Common Stock on terms and conditions that are customary in transactions of this nature.


                    Item 7. Material to be Filed as Exhibits.

Exhibit A.*    Agreement with respect to joint filing of Schedule 13D dated
               December__, 1995.

Exhibit B.*    Irrevocable Proxies dated as of December 4, 1995.

Exhibit C.*    Agreement with respect to joint filing of Schedule 13D dated
               January___, 1996.

Exhibit D.*    Agreement with respect to joint filing of Schedule 13D dated
               August___, 1998.

Exhibit E.*    Secured Revolving Loan Agreement dated November 17, 1995 between the Bank and RLLC, as amended by First Amendment to Secured
               Revolving Loan Agreement dated November 17, 1997, and Second
               Amendment to Secured Revolving Loan Agreement dated March
               __, 1998.

Exhibit F-1.*  Guarantee dated November 17, 1995 made by EPEF to the Bank, and
               Reaffirmation and Amendment dated November 17, 1997 and Reaffirmation and Amendment dated March __, 1998.

Exhibit F-2.* Guarantee dated November 17, 1995 made by PF III to the Bank, and
              Reaffirmation and Amendment dated November 17, 1997 and Reaffirmation and Amendment dated March __, 1998.

Exhibit G     Secured Revolving Loan Agreement dated October 31, 2000 between the Bank and RLLC. Page __ of ___.

Exhibit H     Pledge Agreement dated October 31, 2000 between the Bank and
              Riverside. Page __ of ___.

Exhibit I Agreement and Plan of Merger dated September 5, 2001 by and among Cerner, Merger Sub and the Company. Page __ of ___.

Exhibit J     Shareholder Agreement dated September 5, 2001 by and among ACP,
              Riverside, Barandiaran, Maxwell, Raynor and Cerner. Page __ of ___.

Exhibit K     Irrevocable Proxy dated September 5, 2001. Page __ of ___.

* Previously filed.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2001               ARGENTUM CAPITAL PARTNERS, L.P.

                                        By: BR  Associates, Inc., General
                                            Partner of Argentum  Capital
                                            Partners, L.P.


                                        By: /s/ Daniel Raynor
                                            ------------------------
                                        Title: Chairman



                                        /s/ Walter Barandiaran
                                            ------------------------
                                        Walter Barandiaran



                                        /s/ Daniel Raynor
                                        ----------------------------
                                        Daniel Raynor



                                        /s/ Bret R. Maxwell
                                        ----------------------------
                                        Bret R. Maxwell




                                        RIVERSIDE PARTNERSHIP, an Illinois
                                        general partnership

                                        By: Riverside  L.L.C., Managing General
                                            Partner of Riverside Partnership

                                        By: First Analysis Corporation, Manager
                                            of Riverside L.L.C.


                                        By: /s/ Bret R. Maxwell
                                            ------------------------
                                        Title: Vice Chairman